FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                         For the month of February, 2007

                        Commission File Number: 001-14572

                            FOUR SEASONS HOTELS INC.
                 (Translation of registrant's name into English)

                               1165 Leslie Street
                                Toronto, Ontario
                                 Canada M3C 2K8
                       Attention: Executive Vice-President
                                   & Secretary
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F |_|     Form 40-F |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes |_|                No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.


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EXHIBIT NO.     DESCRIPTION

99.1            Material Change Report of Four Seasons Hotels Inc., dated
                February 13, 2007


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                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: February 15, 2007            FOUR SEASONS HOTELS INC.

                                    By:  /s/ Randolph Weisz
                                        -----------------------------------
                                        Name:  Randolph Weisz
                                        Title: Executive Vice President,
                                               Business Administration, General
                                               Counsel and Secretary

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                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION

   99.1 Material Change Report of Four Seasons Hotels Inc., dated February 13, 2007